MERUS LABS INTERNATIONAL INC.

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Service Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office

-and-
Saturna Group Chartered Accountants LLP
-and-
PricewaterhouseCoopers LLP

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations

Pursuant to Section 4.11(7) of National Instrument 51-102, Merus Labs International Inc. (the “Company”) hereby gives notice of the change of its auditor from Saturna Group Chartered Accountants LLP to PricewaterhouseCoopers LLP. In accordance with National Instrument 51-102, the Company hereby states that:

1.	Saturna Group Chartered Accountants LLP has resigned as the Company’s auditor, effective February 27, 2012;

2.	PricewaterhouseCoopers LLP has been appointed as the Company’s auditor, effective March 1, 2012;

3.

the resignation of Saturna Group Chartered Accountants LLP and the appointment of PricewaterhouseCoopers LLP as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

4.	there were no reservations in Saturna Group Chartered Accountants LLP’s report on the Company’s financial statements for the year ended May 31, 2011 or any subsequent period; and

5.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED the 8th day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Andrew Patient”
Andrew Patient
Chief Financial Officer